UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025.

Commission File Number 001-31722

New Gold Inc.

Suite 3320 – 181 Bay Street

Toronto, Ontario M5J 2T3

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-279369).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description
99.1	Consolidated Financial Statements for the year ended December 31, 2024 (incorporated by reference to Exhibit 99.1 to the registrant’s current report on Form 6-K filed on February 19, 2025 (Commission File No. 001-31722))

99.2	Management’s Discussion and Analysis for the year ended December 31, 2024 (incorporated by reference to Exhibit 99.2 to the registrant’s current report on Form 6-K filed on February 19, 2025 (Commission File No. 001-31722))

99.3	Consent of Deloitte LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.

	By:	/s/ Sean Keating
Date: February 20, 2025		Sean Keating
Vice President, General Counsel and Corporate Secretary